Mail Stop 3561

June 21, 2007

Mr. Tsang Ping Lam
President
The Art Boutique, Inc.
7th Floor, New Henry House
10 Ice House Street
Central, Hong Kong

> **Re:** **The Art Boutique, Inc.**
> **Form 10-KSB for the Fiscal Year Ended**
> **December 31, 2006**
> **Filed April 17, 2007**
> **File No. 000-32099**

Dear Mr. Tsang:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2006

Item 8a – Controls and Procedures, page 6

1. We note that your disclosures do not comply with Items 307 and 308(c) of Regulation S-B in the following respects:
   - The evaluation of disclosure controls and procedures should be completed by your principal executive and principal financial officers and disclosed as such.

- Your evaluation of disclosure controls and procedures is required to be conducted as of the end of the period covered by the report, not within 90 days prior to the date of the report as indicated by your disclosure.
- Your conclusion should clearly state that your disclosure controls and procedures are either *effectiv*e or *ineffective*, not "adequate" and effective.
- Your disclosures required by Item 308(c) of Regulation S-B should refer to any changes during your last fiscal quarter (or your fourth fiscal quarter in the case of your annual report), not "subsequent to the date of the most recent evaluation of such."
  Please confirm that in future filings, you will revise your disclosures to address each of the matters noted above.

Financial Statements

Consolidated Statement of Operations, page F-3

2. We note that a former officer and director forgave at least $570,000 of debt during the year ended December 31, 2006 and you recorded a gain on this forgiveness of debt in your statement of operations. Please note that forgiveness of debt by a related party typically should be considered a capital transaction (e.g. capital contribution). Please revise your financial statements to record the forgiveness of debt as a capital contribution or tell us why your current accounting treatment is consistent with GAAP. For guidance, refer to footnote one of APB 26.

Notes to Consolidated Financial Statements

Note 3. Ownership in Micronesian Resort, Inc., page F-11

3. We note you issued 25 million shares (greater than 50% of your outstanding shares) in connection with your acquisition of an 80% interest in Micronesian Resort Inc. It appears this transaction should have been recorded as a reverse acquisition. Tell us how your current accounting treatment is consistent with SFAS 141, specifically your analysis of paragraph 17, or revise your financial statements accordingly.

Section 302 Certification

4. We note in paragraph four that you reference "other certifying officers." Please amend to include certifications for your other certifying officer (i.e. principal financial officer). If there is only one certifying officer that serves as both the principal executive and principal financial officer, please confirm and revise your certification to remove such language. For guidance, see question 10 of the Division of Corporation Finance: Sarbanes-Oxley Act of 2002 – Frequently Asked Questions dated November 8, 2002 (revised November 14, 2002) available on our website.

5. We note that the Section 302 Certification signed by Tsang Ping Lam is not dated. Please amend your filing to include certification that is dated.

Certification Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

6. We note that the Section 906 Certification signed by Tsang Ping Lam is not dated. Please amend your filing to include certification that is dated.

Form 8-K filed May 31, 2005

7. It appears that your acquisition of an 80% interest in Micronesian Resort would have required you to file stand-alone audited financial statements for Micronesian Resort Inc. for the periods prior to acquisition in accordance with section 310(c) of Regulation S-B and related pro forma financial statements in accordance with 310(d) of Regulation S-B. Please amend your Form 8-K to include these financial statements or provide us with a detailed analysis of why you believe such financial statements are not required to be filed.

Other Exchange Act Filings

8. Please revise your other Exchange Act reports to comply with the comments above, as applicable.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ethan Horowitz, Staff Accountant, at (202) 551-3311 or Brian Bhandari, Branch Chief, at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth Companies

cc: Mike Littman, Esquire